Sun Life Financial Inc.

Form of Shareholder Proxy for the May 9, 2024 Annual Meeting

Your control number is:

The UNDERSIGNED common shareholder of **Sun Life Financial Inc.** (the "Company") appoints **Scott F. Powers, Chair of the Board**, or failing him, **M. Marianne Harris, Chair of the Governance, Investment & Sustainability Committee**, or failing her, a director of the Company appointed by the directors present at the meeting, or instead of the foregoing, ______________________________ as their proxyholder to attend, vote and act on their behalf at the Annual Meeting of the Company to be held on Thursday, May 9, 2024 and at any continuation of the meeting after any adjournment or postponement, to the same extent and with the same powers as if the undersigned were personally present.

A common shareholder has the right to appoint an alternate person or company by inserting the person or company's name in the space provided above. In addition, if you or your proxyholder want to attend the meeting and vote your shares virtually, you or your proxyholder must obtain a new control number by calling 1 (866) 751-6315 (within North America) or 1 (416) 682-3860 (outside of North America) or by completing an online form at: tsxtrust.com/control-number-request by 5:00 pm (Toronto time) on Tuesday, May 7, 2024 from the Company's transfer agent and registrar, TSX Trust Company (TSX Trust). This new control number will allow you or your proxyholder to vote at the meeting. Without this new control number, you or your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

The completed proxy form must be received by TSX Trust no later than 5:00 pm (Toronto time) on Tuesday, May 7, 2024 or, in the case of an adjournment or postponement of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened.

More details can be found in the Management Information Circular of the Company dated March 15, 2024.

The directors and management recommend common shareholders vote **FOR** the matters below. The designated proxyholders intend to vote **FOR** the matters below:

1. Election of Directors

01	Deepak Chopra	☐ For ☐ Withhold	07	Helen M. Mallovy Hicks	☐ For ☐ Withhold
02	Stephanie L. Coyles	☐ For ☐ Withhold	08	Marie-Lucie Morin	☐ For ☐ Withhold
03	Ashok K. Gupta	☐ For ☐ Withhold	09	Joseph M. Natale	☐ For ☐ Withhold
04	M. Marianne Harris	☐ For ☐ Withhold	10	Scott F. Powers	☐ For ☐ Withhold
05	David H. Y. Ho	☐ For ☐ Withhold	11	Kevin D. Strain	☐ For ☐ Withhold
06	Laurie G. Hylton	☐ For ☐ Withhold			

2. Appointment of Deloitte LLP as Auditor .... ☐ For ☐ Withhold

3. Non-Binding Advisory Vote on Approach to Executive Compensation .... ☐ For ☐ Against

Your Signature(s) *(all common shareholders named on proxy must sign)*

X

Date *(dd-mm-yyyy)*

– –

If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular.

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 9, 2024, and any continuation of the Annual Meeting after any adjournment or postponement thereof.

a) If the common shareholder intends to vote by proxy, they must sign and date this proxy form. If the common shareholder is a corporation, it must be signed by an authorized signing officer whose title should be provided.

b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c) Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxyholder reserves the right to vote for another nominee in their discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting, including any amendments or variations to matters identified in the Notice of Meeting, to the extent permitted by law, whether the amendment, variation or other matter is routine or contested.

e) This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 15, 2024.

f) An undated proxy is deemed to be dated on the day it was received by TSX Trust.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return in the envelope provided.

By Email: Mark, sign, date, scan and email both pages to proxyvote@tmx.com.

By Internet: Go to meeting-vote.com . You will need your control number printed on the front of this proxy form.

By Telephone: From Canada or the United States only, call 1 (888) 489-7352 (English and French). You will need your control number printed on the front of this proxy form.

THIS IS THE END OF THE PROXY FORM FOR THE 2024 ANNUAL MEETING.

GO DIGITAL! Sign up for our electronic delivery service.

Electronic Delivery of Documents

We are permitted to deliver our Management Information Circular and management's discussion and analysis to you through notice-and-access as described in the Circular. If you wish to receive other materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information by e-mail, you can provide your consent on-line at: tsxtrust.com/SL/GoDigital or by checking the box and providing your e-mail address below. We encourage you to take advantage of this service.

You may change your instructions at any time by writing to the Company's transfer agent, TSX Trust, at sunlifeinquiries@tmx.com. Please provide your instructions along with your name, address and Shareholder Account Number at the bottom of this form.

To: TSX Trust

❑ I wish to receive materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information required to be sent to shareholders, electronically. You will be notified by email when the documents are available on our website: sunlife.com.

My e-mail address is: ______________________________

The *Insurance Companies Act* (Canada) provides that you may also decline to receive annual financial statements, by mail or electronically, by providing written instructions. Please check the box below if you **do not** wish to receive future annual financial statements. If you do not provide instructions below, the annual financial statements **will** be sent to you.

❑ I do not wish to receive annual financial statements.

Shareholder's name and account number	
Your signature(s) *(all common shareholders named on proxy must sign)* X	**Date** *(dd-mm-yyyy)* – –

BROKER ADDRESS
123 ANY STREET
ANY CITY/PROVINCE A1A 1A1

BROKER LOGO

1 OF 2
S91970-81 010 E: C
S3 E:2 1/1 M
A:A V:1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
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See reverse / Voir au verso

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REQUEST FOR FINANCIAL STATEMENTS | DEMANDE D'ÉTATS FINANCIERS

ONLINE: VISIT **BROADRIDGEFINANCIALREQUESTS.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

EN LIGNE : VISITEZ **BROADRIDGEFINANCIALREQUESTS.COM** À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.

CONTROL NUMBER:
↓ **NUMÉRO DE CONTRÔLE :** ↓

9999 9999 9999 9999

25470E503

SCAN TO REQUEST MATERIAL NOW

NUMÉRISEZ POUR DEMANDER LES DOCUMENTS MAINTENANT

GR1

To: Holders of Sun Life Financial Inc. ("SLF")
Class A Preferred Shares, Series 3, 4, 5, 8R, 9QR, 10R and 11QR

Request for Financial Statements

Sun Life Financial Inc.'s annual financial statements, interim financial statements and the related management's discussion and analysis are available on-line at www.sunlife.com/financialreports. If you want us to mail you a printed copy of these documents, please indicate below. If you do not provide instructions, these documents will not be sent to you. You will be asked this question annually.

☐ YES, I wish to receive a **paper copy** of the 2024 annual financial statements and the related management's discussion and analysis.

☐ YES, I wish to receive a **paper copy** of the 2024 interim financial statements and the related management's discussion and analysis. You may also sign up on-line at: http://tsxtrust.com/financialstatements (company code: 6981b).

____ ____________________
Signature Date (dd/mm/yy)

Thank you for investing in Sun Life Financial Inc.

Dest. : Porteurs d'actions privilégiées de catégorie A, série 3, 4, 5, 8R, 9QR, 10R et 11QR de la Financière Sun Life inc. (la «FSL»)

Demande d'envoi des états financiers

Les états financiers annuels et les états financiers intermédiaires de la Financière Sun Life inc., de même que les rapports de gestion s'y rapportant, sont accessibles en ligne sur le site www.sunlife.com/rapportsfinanciers.. Si vous désirez que nous vous envoyions par la poste un exemplaire imprimé de ces documents, veuillez l'indiquer ci-dessous. Si vous ne fournissez pas de directives, ces documents ne vous seront pas envoyés. Cette question vous sera posée chaque année.

☐ OUI – Je désire recevoir un **exemplaire Papier** des états financiers annuels de 2024 et du rapport de gestion s'y rapportant.

☐ OUI – Je désire recevoir un **exemplaire papier** des états financiers intermédiaires de 2024 et des rapports de gestion s'y rapportant. Vous pouvez également vous inscrire en ligne à l'adresse http://tsxtrust.com/financialstatements/fr (code de la société : 6981b).

____ ____________________
Signature Date (jj/mm/aa)

Nous vous remercions d'avoir investi dans la Financière Sun Life inc.

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